UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 14, 2019, the Company announced an expansion of the patient population in the Company’s PaTH Forward phase 2 trial to facilitate enrollment of subjects previously treated with NATPARA, a parathyroid hormone. The phase 2 PaTH Forward trial is designed to evaluate the safety, tolerability and efficacy of TransCon PTH, an investigational long-acting prodrug of parathyroid hormone, in adult subjects with hypoparathyroidism.

Previously, patients treated with NATPARA were required to undergo a long washout period prior to entering screening in PaTH Forward. In response to the recent recall of NATPARA in the United States, the Company has been evaluating pathways to help enroll patients affected by the recall. Under the protocol addendum, patients previously treated with NATPARA in the United States will now have an expedited pathway to enroll in PaTH Forward. The Company expects top-line data from the expanded PaTH Forward Trial in the first quarter of 2020.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding the Company’s future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the timing of the topline data from the PaTH Forward Trial and the Company’s expectations regarding the ability of the PaTH Forward trial to provide safety, tolerability and efficacy data for TransCon PTH. The Company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including the following: unforeseen safety or efficacy results in the Company’s TransCon PTH; unforeseen expenses related to the development of TransCon PTH, general and administrative expenses, other research and development expenses and the Company’s business generally; delays in the development of TransCon PTH related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for planned clinical studies and potential commercial sale, if approved; and the Company’s ability to obtain additional funding, if needed, to support the Company’s business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the Company’s current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, which the Company filed with the SEC on April 3, 2019. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments the Company may enter into or make. The Company does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: November 14, 2019	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen Chairman and Senior Vice President, Chief Legal Officer